Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-213558
Issuer Free Writing Prospectus dated October 24, 2018

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION

TEN YEAR COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Principal Amount:	$325,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	October 24, 2018

Settlement Date:	October 31, 2018 (T+5)

Maturity Date:	November 1, 2028

Coupon:	3.90%

Price to Public:	99.934%

Benchmark Treasury:	2.875% due August 15, 2028

Benchmark Treasury Yield:	3.128%

Spread to Benchmark Treasury:	+78 basis points

Yield to Maturity:	3.908%

Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing May 1, 2019

Optional Redemption
The issuer may redeem the bonds at any time, prior to August 1, 2028, in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the bonds being redeemed that would be due if such bonds matured on August 1, 2028, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 12.5 basis points for the bonds plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

At any time on or after August 1, 2028, the issuer may redeem the bonds at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the bonds then outstanding to be redeemed, plus accrued and unpaid interest on the bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	637432 NQ4 / US637432NQ44

Joint Book-Running Managers:	MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
Regions Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from MUFG Securities Americas Inc. by calling toll-free at 1-877-649-6848, RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930 and U.S. Bancorp Investments, Inc. by calling toll-free at 1-877-558-2607.